WASHINGTON, D.C. 20549

                            FORM 12b-25

                   NOTIFICATION OF LATE FILING

                        (Check One):

( ) Form 10-K  ( ) Form 11-K  ( ) Form 20-F  (X) Form 10-Q  ( ) Form N-SAR

For Period Ended: March 31, 1999 [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

Part I - Registrant Information

Full Name of Registrant

        KBF POLLUTION MANAGEMENT, INC.

Former Name if Applicable

        N/A

Address of Principal Executive Office (Street and Number)

        One Jasper Street

City, State and Zip Code

        Paterson, NJ 07522

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

        The Company relies on a very limited staff to compile its quarterly and annual financial statements and related materials. During the current quarter the Company extended an offer and believed it had successfully hired a new Controller whose duties were to include, among other things, preparation of the financial statements and related materials for filing periodic reports with the Securities and Exchange Commission. After the conclusion of the quarter ended March 31, 1999, and shortly before the company began preparation of the quarterly financial statements and report, this person unexpectedly withdrew from the position he had accepted, and the Company had not made alternative preparations for completing the financial statements and quarterly report in a timely manner. The Company could not have anticipated this change in planned staffing, and believes that the circumstances could not be resolved without unreasonable effort or expense because of the short notice it has had to retain other personnel to assist in the preparation of the financial statements.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

           Kevin E. Kreisler       973             942-7700
           (Name)                (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 (X) Yes  ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 ( ) Yes  (X) No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

                         KBF Pollution Management, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 1999      BY  /s/ Kevin E. Kreisler
                                Kevin E. Kreisler - Vice President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                     GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 203.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulations S-T (232.12(b) of this chapter).